November 12, 2008

Filed Via EDGAR

Ms. Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
Washington, DC  20549

Re:           Sun Life (N.Y.) Variable Account D (“Registrant”)
Correspondence for File 333-147646 and 333-151790
Your comments delivered via telephone on November 10 and 11, 2008

Dear Ms. Marquigny:

The Staff has requested that the following changes be made to the currently pending supplements:

1.	Delete the term “automatic”.
2.	Describe the process by which an Owner would request scheduled increases.
3.	Clarify when evidence of insurability is supplied.
4.	Confirm an Insured’s deteriorating health will have no impact on future scheduled increases.
5.	Explain generally which persons are suited for scheduled increases.

Part III of the supplements (for both the Sun Prime VUL and Sun Prime Survivorship VUL) have been revised as follows:

1.	The term “automatic” has been deleted.
2.	The supplement states the Owner needs to make written request and provide evidence of the Insured’s insurability.
3.	The supplement states that evidence is provided at time of request for scheduled increases and further states evidence does not need to be supplied at the time an increase is scheduled to take effect.
4.	The supplement contains a statement that confirms an Insured’s deteriorating health will have no negative effect on future scheduled increases.
5.	The supplement states the rider is generally desired by persons who are matching their insurance coverage amounts to their income and they anticipate annual increases in compensation.

We will assume these changes are satisfactory unless otherwise advised by the Staff.  As the revisions do not materially change the supplements originally filed, the revised versions will be filed via 497 on December 11, 2008, the date following the requested date of effectiveness (December 10, 2008).

Sincerely,

/s/ Susan J. Lazzo

Susan J. Lazzo
Senior Counsel